Companhia Brasileira de Distribucao (CBD)
                        Announces October 1999 Net Sales

Grupo Pao de Acucar

Investor Relations
3,126 Av. Brig. Luis Antonio
1st floor - Jd. Paulista
CEP: 01402-901
Sao Paulo - SP - Brazil

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Sao Paulo, Brazil, December 1, 1999 - Companhia Brasileira de Distribuicao
(NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited October 1999 net sales figures. The information discussed below represents net sales variations of CBD all store and same store formats.

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October 1999 total net sales (banner sales, including affiliated company) in nominal currency totaled R$533.7 million, a 28.2% increase compared to the same period in 1998.

October 1999 same store net sales grew 2.1% compared to October 1998.

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Highlights

October 1999 same store sales increased by 2.1%.

Number of clients grew 36.1% compared to October 1998.
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Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)
                         -----------------
                         Nominal Currency
                          Corporate Law
                         -----------------
                             October
------------------------------------------
                          All        Same
------------------------------------------
Pao de Acucar              9.1%       4.9%
Barateiro                 35.5%      -1.7%
Extra                     50.1%       2.7%
Eletro                    -9.4%      -9.3%
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CBD                       28.2%       2.1%
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CBD total net sales reached R$493.7 million in nominal value in October 1999, representing an 18.6% increase compared to October 1998.

CBD has been adopting the IGP-DI index to calculate its constant currency sales. The IGP-DI index is also used by ABRAS (Brazilian Supermarket Association) to calculate total sales evolution for the sector. Taking into consideration existing discrepancies between the IGP-DI and inflation indices which best represent the sector's price evolution, ABRAS has been developing studies aimed at a possible change of the indexer. Assuming that ABRAS confirms this change, CBD will also adopt the same indicator to present its sales performance in real terms upon completion of the ABRAS studies.

Sales in constant currency (indexed by the IGP-DI) presented an 11.0% increase compared to a -4.3% sector decrease recorded by ABRAS.

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


Net Sales Evolution by Division 99/98 - Variation (%)
(Preliminary, non-audited)

                         -----------------
                         Constant Currency
                         Indexed by IGP-DI
                         -----------------
                             October
------------------------------------------
                          All        Same
------------------------------------------
Pao de Acucar             -5.5%      -9.1%
Barateiro                 17.4%     -14.8%
Extra                     30.0%     -11.0%
Eletro                   -21.5%     -21.4%
------------------------------------------
CBD                       11.0%     -11.6%
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Factors that contributed to these results include:

o The Pao de Acucar division reported same store sales growth of 4.9% despite a strong comparative basis last October, when the Company celebrated Pao de Acucar Group's 50-year Anniversary and the stores recorded the strongest sales performance of any month in 1998 (25.1%).

o Extra Hypermarkets also faced a strong comparative basis given that in October 1998 this Division recorded a 27.6% nominal increase. In addition, sales of non-food products, which comprise 27% of its sales mix, continued to affect performance. Even considering these two factors, the Extra Division reported a nominal same store sales growth of 2.7%, reflecting the benefits from store remodelings, employee training and gains from stronger brand positioning.

o Stores of the Barateiro Division are currently undergoing a remodeling process (project "New Face") and the Company expects to realize benefits from these investments in the first quarter of 2000.

o The Eletro division continued to be penalized by the Brazilian macro economic scenario and there has been no significant change in its performance compared to previous months.

Form of Payment

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                                        1998      1H99      3Q99      Oct/99
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Cash                                    51.6%     56.1%     55.9%     55.5%
Credit Card                             21.7%     22.8%     22.8%     23.0%
Food Voucher                             7.5%      7.0%      6.2%      6.2%
Credit                                  19.2%     14.2%     15.1%     15.3%
  Post-dated Checks                     13.5%     10.5%     10.5%     10.4%
  Installments                           5.7%      3.6%      4.6%      4.9%
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During October 1999, product transfers from CBD's Distribution Centers to
Novasoc (its affiliated company) represented R$29.9 million.

Companhia Brasileira de Distribuicao and its affiliated company operate a total of 349 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, CBD operates Extra hypermarkets and Eletro home appliance stores.

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Richardo Florence dos Santos                    David Carey
Investor Relations Director - CBD               Edelman Financial
Tel: (55-11) 886 0421  Fax: (55-11) 884 2677    Tel: (212) 704 4449
Email: pa.relmerc@paodeacucar.com.br            Fax: (212) 768 1025
                                                Email: david_carey@edelman.com

Fernando Tracanella
Email: ftraca@paodeacucar.com.br
Tel: (55-11) 886 0421
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                  Website: http://www.grupopaodeacucar.com.br